Exhibit 99.6

Ken Embree, P. Eng.
Knight Piesold Ltd.
Suite 1400, 750 West Pender Street
Vancouver, British Columbia, Canada
V6C 2T8

CONSENT OF QUALIFIED PERSON

I, Ken Embree, P.Eng., consent to the public filing of the technical report titled "Preliminary Economic Assessment of the Ixtaca Project" and dated 22 January 2016 (the "Technical Report") by Almaden Minerals Ltd.

I also consent to any extracts from or a summary of the Technical Report in the December 9th, 2015 news release of Almaden Minerals Ltd.

I confirm that I have read the December 9th, 2015 news release filed by Almaden Minerals Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 22nd day of January, 2016.

"ORIGINAL SIGNED AND SEALED"

Ken Embree, P.Eng.